Kelso Technologies Inc.
(The “Company” or “Kelso”)			November 10, 2016

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2016

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”). The Company reports that it has released its unaudited interim financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2016.

The unaudited interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

		Three months ended Sept 30,		Nine months ended Sept 30,
		2016	2015	2016	2015

Revenues		$1,905,608	$4,370,567	$6,200,015	$15,838,992
Gross profit		$677,930	$737,689	$1,990,965	$5,079,093
Gross profit margin		35.6%	16.9%	32.1%	32.1%
Income tax expense (recovery)	$	nil	$(158,324)	$30,118	$289,955
Net income (Loss)		$(850,494)	$(661,263)	$(2,080,737)	$(227,311)
EBITDA (Loss)		$(702,599)	$(304,574)	$(1,904,498)	$$1,386,014
EPS (basic and diluted)		$(0.02)	$(0.01)	$(0.05)	$(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2016 the Company had cash on deposit in the amount of $2,593,885, accounts receivable of $1,208,550, prepaid expenses of $589,499, income tax receivable of $683,163 and inventory of $5,999,567 compared to cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,103,498 and inventory of $5,981,919 at December 31, 2015.

The working capital position of the Company at September 30, 2016 was $8,462,008 compared to the working capital position of the Company at December 31, 2015 of $10,099,390.

Net assets of the Company were $11,782,595 at September 30, 2016 compared to net assets of $13,606,719 at December 31, 2015. At September 30, 2016 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

The railroad recession continues to negatively impact our operations. Hazardous material businesses continue to struggle with their production levels which has reduced the number of tank cars required for their shipping operations. This has slowed demand and production of new rail tank cars by manufacturers consequently negatively affecting the financial performance of Kelso in 2016. Our business, largely due to our concentration in rail equipment, continues to be influenced by the negative economy which remains beyond the control of the Company. This trend is expected to continue throughout 2016 with improved activity expected in 2017 due to regulatory deadlines in 2018.

A key factor affecting our business outlook in rail is the impact of mandatory new regulations for HAZMAT tank cars. The new rules establish a timetable to discontinue use of existing DOT-111 rail tank cars transporting dangerous goods including crude oil, ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials. In the United States compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018 while in Canada compliance has been moved up to November 1, 2016. This is a situation that should improve the longer-term performance of the railroad division of the Company.

We will continue to focus on the service of our rail customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves. Our long-term strategic plan, however, is evolving to reduce the challenges and financial stress of an unpredictable cyclical rail industry. Inspired by our success in design engineering for specialized equipment we have reached the point where we will begin to introduce new innovative products such as our Emergency Response Kit to new marketplaces. These activities are expected to generate new product development initiatives in both industrial and military markets. This diversification into new markets is a primary long-term objective of the Company in order to grow more reliable revenue streams beyond railway equipment markets.

Our financial health and ability to conduct business remains strong and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. A key objective in 2016 was to become more effective and efficient operationally to be better ready to service the rail industry when it comes out of recession. Throughout 2016 we have carefully managed our resources while maintaining our strong corporate brand through specialized engineered technology solutions for our customers. While there are many risks and challenges involved in our business development model in uncertain times, management remains optimistic about new market opportunities and the longer term performance of the Company.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our business, largely due to our concentration in rail equipment, continues to be influenced by the negative economy which remains beyond the control of the Company and this trend is expected to continue throughout 2016 with improved activity expected in 2017 due to regulatory deadlines in 2018; that the impact of mandatory new regulations for HAZMAT tank cars should improve the longer-term performance of the railroad division of the Company; that Kelso will continue to focus on the service of our rail customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves; that we will begin to introduce new innovative products such as our ERK to new marketplaces and these activities are expected to generate new product development initiatives in both industrial and military markets; and this diversification into new markets is a primary long-term objective of the Company in order to grow more reliable revenue streams beyond railway equipment markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com